SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 10
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                                 GIANT FOOD INC.
                            (Name of Subject Company)


                             KONINKLIJKE AHOLD N.V.
                                  (ROYAL AHOLD)
                          AHOLD AMERICAS HOLDINGS, INC.
                               AHOLD U.S.A., INC.
                          GIANT ACQUISITION CORPORATION
                                    (Bidders)


                 Class A Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    374478105
                      (CUSIP Number of Class of Securities)



                            PAUL P.J. BUTZELAAR, ESQ.
                             KONINKLIJKE AHOLD N.V.
                                ALBERT HEIJNWEG 1
                        1507 EH ZAANDAM, THE NETHERLANDS
                                011-31-75-6598111

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:



                            MAUREEN S. BRUNDAGE, ESQ.
                                WHITE & CASE LLP
                           1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

-------- ----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke Ahold N.V.
-------- ----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      [  ] (a)
                                                                      [  ] (b)

-------- ----------------------------------------------------------------------
 3       SEC USE ONLY


-------- ----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         OO; BK
-------- ----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)

         [  ]
-------- ----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
-------- ----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- ----------------------------------------------------------------------
 8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES

         [  ]
-------- ----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
-------- ----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- ----------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

-------- ----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ahold Americas Holdings, Inc.
-------- ----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         [  ](a)
                                                                         [  ](b)

-------- ----------------------------------------------------------------------
 3       SEC USE ONLY


-------- ----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
-------- ----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         [  ]
-------- ----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
-------- ----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- ----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         [   ]
-------- ----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
-------- ----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- ----------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

-------- ----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ahold U.S.A., Inc.
-------- ----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     [  ](a)
                                                                     [  ](b)

-------- ----------------------------------------------------------------------
 3       SEC USE ONLY


-------- ----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF; BK
-------- ----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         [   ]

-------- ----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
-------- ----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- ----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         [  ]
-------- ----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
-------- ----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- ----------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

-------- ----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Giant Acquisition Corporation
-------- ----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      [  ](a)
                                                                      [  ](b)
-------- ----------------------------------------------------------------------
 3       SEC USE ONLY


-------- ----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
-------- ----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         [  ]
-------- ----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
-------- ----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- ----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         [  ]
-------- ----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
-------- ----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- ----------------------------------------------------------------------

     This Amendment No. 10 amends and supplements the Schedule 14D-1 filed on May 19, 1998 relating to the offer by Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad) ("Royal Ahold"), to purchase for cash all of the outstanding shares of Class A Common Stock, par value $1.00 per share (the "Shares"), of Giant Food Inc., a Delaware corporation (the "Company"), at a price of $43.50 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and Notice of Guaranteed Delivery.

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 (a)-(d), (g) is hereby amended to add at the end thereof the following:

     "Giant Acquisition Corporation ("Acquisition Corporation") is a newly-formed Delaware corporation and a subsidiary of Ahold U.S.A., Inc. ("Ahold U.S.A."), which is a Delaware corporation and a subsidiary of Ahold Americas Holdings, Inc. ("Ahold Americas"), which is a Delaware corporation and a subsidiary of Koninklijke Ahold N.V. ("Royal Ahold"). Except for Sections 8 and 10 of the Offer to Purchase and unless the context requires otherwise, the term "Purchaser" in the Offer to Purchase shall be deemed to refer to Acquisition Corporation. The name, business addresses, present principal occupations or employment, material occupations, positions, offices or employment during the last five years and citizenship of the members of the board of directors and executive officers of each of Royal Ahold, Ahold Americas, Ahold U.S.A. and Acquisition Corporation are set forth in Schedule I and are incorporated herein by reference."

     Item 2 (a)-(d), (g) is further amended by amending and restating Schedule I in its entirety as attached hereto.

     Item 2 (e), (f) is hereby amended to read in its entirety as follows:

     "During the last five years, none of Royal Ahold, Ahold Americas, Ahold U.S.A. or Acquisition Corporation and, to the best knowledge of Royal Ahold, Ahold Americas, Ahold U.S.A. and Acquisition Corporation, none of the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such persons was or is subject to a judgment, decree or final order in joining future violations of, or prohibiting activities subject to, federal or state security laws or finding any violations of such law."

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4 is hereby amended to add at the end thereof the following:

     Section 9 ("Source and Amount of Funds") of the Offer to Purchase is amended to read in its entirety as follows:

     "The Offer is not conditioned upon any financing arrangements. The amount of funds required by Acquisition Corporation to purchase all of the Class AC Shares from the Selling Shareholder, all of the Class AL Shares from Sainsbury and all of the outstanding Shares pursuant to the Offer (collectively, the "Acquisition") and to pay related fees and expenses is expected to be approximately $2.7 billion.

     Acquisition Corporation will obtain $2.0 billion of the funds needed for the Acquisition indirectly from Royal Ahold. Royal Ahold intends to obtain the $2.0 billion from the net proceeds of a global offering (the "Global Offering") by Royal Ahold of Common Shares (which may be in the form of American Depository Shares) and Guilder-denominated Convertible Subordinated Notes (which may be in the form of American Depository Notes). No assurance can be given that market conditions or available terms will render it desirable to proceed with the Global Offering.

     In the event that the Offer is consummated prior to the closing of the Global Offering, Royal Ahold intends to obtain the $2.0 billion needed through borrowings under a U.S. $2,000,000,000 Facility Agreement (the "1998 Credit Facility"), dated September 7, 1998, between Royal Ahold and ABN AMRO Bank N.V. (the "Bank") as Arranger, Facility Agent and Original Lender. The $2.0 billion will be provided by Royal Ahold directly or indirectly to Ahold U.S.A., which will then lend such $2.0 billion to Acquisition Corporation. Upon completion of the Global Offering, Royal Ahold then would use the net proceeds from the Global Offering to repay the borrowings under the 1998 Credit Facility.

     Acquisition Corporation will obtain the remaining $700 million of the funds needed for the Acquisition from a capital contribution by Ahold U.S.A., which Ahold U.S.A. will fund by a borrowing made under an Amended and Restated U.S. $1,000,000,000 Multicurrency Revolving Facility Agreement (the "1996 Credit Facility"), dated December 18, 1996, and amended and restated September 7, 1998, between Royal Ahold, Ahold U.S.A, the Bank, Chase Investment Bank Limited and J.P. Morgan Securities Ltd. as Arrangers, The Chase Manhattan Bank as Facility, Swing-Line, Letter of Credit and Short Term Advances Agent, Chase Manhattan International Limited as Multicurrency Facility Agent and certain financial institutions named therein.

     The 1998 Credit Facility provides for an unsecured loan facility in an aggregate amount of up to U.S. $2,000,000,000. The 1998 Credit Facility will expire 364 days from September 7, 1998. The 1998 Credit Facility may be used by Royal Ahold for the purposes of financing the acquisition of the Company and paying all fees and expenses in connection therewith. Advances under the 1998 Credit Facility will bear interest at a rate per annum equal to LIBOR plus 15 basis points. The 1998 Credit Facility contains certain restrictions on, among other things, the creation of liens and a financial covenant which requires Royal Ahold to maintain a specified ratio of operating earnings before income taxes plus net interest expense to net interest expense. The 1998 Credit Facility also contains certain events of default including (i) the liquidation or bankruptcy of Royal Ahold or any of its material subsidiaries, (ii) changes in the character of its business and (iii) the lease, sale or disposition of all or any substantial part of its assets. In addition, Royal Ahold has agreed to pay the Bank certain fees and to reimburse the Bank for certain expenses and to provide certain indemnities, as is customary for commitments of the type described therein.

     The 1996 Credit Facility provides for an unsecured loan facility in an aggregate amount of up to U.S. $1 billion. The 1996 Credit Facility expires on December 18, 2002. The 1996 Credit Facility may be used by Royal Ahold for general corporate purposes including working capital and the refinancing of certain other facilities. Revolving credit advances under the 1996 Credit Facility will bear interest at a rate per annum equal to LIBOR plus 10 basis points. The 1996 Credit Facility contains certain restrictions on, among other things, the creation of liens and certain financial covenants which require Royal Ahold to maintain a specified (i) ratio of operating earnings before income taxes plus net interest expense to net interest expense and (ii) ratio of interest bearing debt minus subordinated loans minus cash to total capital accounts plus goodwill, associated with a previous acquisition. The 1996 Credit Facility also contains certain events of default including (i) the liquidation or bankruptcy of Royal Ahold or any of its material subsidiaries, (ii) changes in the character of its business and (iii) the lease, sale or disposition of all or any substantial part of its assets. In addition, Royal Ahold has agreed to pay the Chase Manhattan Bank certain fees and to reimburse each of the agents and arrangers for certain expenses and to provide certain indemnities, as is customary for commitments of the type described therein.

     The foregoing summary of the source and amount of funds is qualified in its entirety by reference to the text of the 1998 Credit Facility and the 1996 Credit Facility, copies of which have been filed as exhibits to the Tender Offer Statement on Schedule 14D-1 relating to the Offer which the Purchaser has filed with the Commission (the "Schedule 14D-1"). The 1998 Credit Facility and the 1996 Credit Facility may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 7.

     The margin regulations promulgated by the Federal Reserve Board place restrictions on the amount of credit that may be extended for the purposes of purchasing margin stock (including the Shares) if such credit is secured directly or indirectly by margin stock. Royal Ahold and Acquisition Corporation believe that the financing of the acquisition of the Shares will be in full compliance with, or not subject to, the margin regulations."

ITEM 7.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
         OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT
         COMPANY'S SECURITIES.

     Item 7 is hereby amended to add at the end thereof the following:

     "Pursuant to an Assignment and Assumption Agreement ("Assignment Agreement"), dated as of September 4, 1998, by and between Royal Ahold and Acquisition Corporation, and as permitted by Section 2 of the Offer to Purchase, Royal Ahold has assigned to Acquisition Corporation its rights and Acquisition Corporation has assumed Royal Ahold's obligations to purchase Shares tendered pursuant to the Offer. In addition, pursuant to the Assignment Agreement, Royal Ahold has assigned to Acquisition Corporation its rights and Acquisition Corporation has assumed Royal Ahold's obligations under certain related contracts, including the Stock Purchase Agreement and the Sainsbury Agreement. A copy of the Assignment Agreement is attached hereto as Exhibit (a)(16) and is incorporated herein by reference."

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

     The following is hereby added as an exhibit:

  Exhibit (a)(14)           U.S.   $2,000,000,000   Facility  Agreement,   dated
                            September 7, 1998,  between  Koninklijke  Ahold N.V.
                            and ABN AMRO Bank N.V.

  Exhibit (a)(15)           Amended    and    Restated    U.S.    $1,000,000,000
                            Multicurrency  Revolving Facility  Agreement,  dated
                            December   18,   1996,   and  amended  and  restated
                            September 7, 1998,  between  Koninklijke Ahold N.V.,
                            Ahold  U.S.A.,  Inc.,  ABN  AMRO  Bank  N.V.,  Chase
                            Investment Bank Limited and J.P.  Morgan  Securities
                            Ltd.,  as  Arrangers,  The Chase  Manhattan  Bank as
                            Facility,  Swing-Line,  Letter of  Credit  and Short
                            Term Advances Agent,  Chase Manhattan  International
                            Limited as Multicurrency Facility Agent and certain financial institutions named therein.

  Exhibit (a)(16)           Assignment  and  Assumption  Agreement,  dated as of
                            September 4, 1998, by and between  Koninklijke Ahold
                            N.V. and Giant Acquisition Corporation.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 8, 1998                    KONINKLIJKE AHOLD N.V.


                                             By:  /s/ A. Michiel Meurs
                                                  -------------------------
                                             Name:  A. Michiel Meurs
                                             Title: Executive Vice President



                                             AHOLD AMERICAS HOLDINGS INC.


                                             By:  /s/ Robert G. Tobin
                                                  -------------------------
                                             Name:   Robert G. Tobin
                                             Title:  President



                                             AHOLD U.S.A., INC.



                                             By:  /s/ A. Michiel Meurs
                                                  -------------------------
                                             Name:   A. Michiel Meurs
                                             Title:  Executive Vice President



                                             GIANT AQUISITION CORPORATION



                                             By:   /s/ Robert G. Tobin
                                                  -------------------------
                                             Name:   Robert G. Tobin
                                             Title:  President

                                   SCHEDULE I


1. DIRECTORS AND EXECUTIVE OFFICERS OF KONINKLIJKE AHOLD N.V.

     Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each member of the Supervisory Board, the Corporate Executive Board and each executive officer of Koninklijke Ahold N.V. The principal address of Koninklijke Ahold N.V. and, unless indicated below, the current business address for each individual listed below is Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands,
Telephone: 011-31-75-6599111. Each such person is, unless indicated below, a citizen of The Netherlands. Members of the Supervisory Board are identified by an asterisk and members of the Corporate Executive Board are identified by two asterisks.



NAME AND CURRENT                       PRESENT PRINCIPAL OCCUPATION OR
BUSINESS ADDRESS                       EMPLOYMENT; MATERIAL POSITIONS
                                       HELD DURING PAST FIVE YEARS

H. de Ruiter*..........................Chairman  of the  Supervisory  Board  of
  Carel van Bijlandtlaan               Koninklijke  Ahold  N.V.;  Former  Group
  2596 HR The Hague                    Managing  Director and Managing Director
  (P.O. Box 1622501 AN)                of Royal Dutch Petroleum Company; Member
  (The Hague)                          of the Supervisory  Board of Royal Dutch
  The Netherlands                      Petroleum   Company;   Member   of   the
                                       Supervisory   Board  of  Heineken  N.V.;
                                       Member  of  the  Supervisory   Board  of
                                       Wolters  Kluwer  N.V.;  Chairman  of the
                                       Supervisory   Board   of   Beers   N.V.;
                                       Chairman  of the  Supervisory  Board  of
                                       Koninklijke  Hoogovens N.V.; Chairman of
                                       the  Supervisory  Board  of  Koninklijke
                                       Pakhoed N.V.;  Non-Executive Director of
                                       British   Biotech;   Chairman   of   the
                                       Supervisory Board of Aegon N.V.

R.J. Nelissen*.........................Vice Chairman of the  Supervisory  Board
  Hoog Hoefloo 36                      of   Koninklijke   Ahold  N.V.;   Former
  1251 ED Laren                        Chairman  of  the   Managing   Board  of
  The Netherlands                      ABN/AMRO Holding N.V.; Supervisory Board
                                       Member   of   ABN   AMRO   Bank    N.V.;
                                       Supervisory  Board  Member  of  Elsevier
                                       N.V. and Reed Elsevier PLC

Sir Michael Perry*.....................Member  of  the  Supervisory   Board  of
  Clarendon House                      Koninklijke  Ahold N.V.; Deputy Chairman
  11-12 Cliffort Street                of Bass PLC;  Chairman of  Centrica  PLC
  London W1X 1RB                       (formerly  British  Gas);   Chairman  of
  United Kingdom                       Dunlop  Slazenger Group Limited;  Member
                                       of Supervisory  Board of Marks & Spencer
                                       PLC;  Chairman of The Shakespeare  Globe
                                       Trust;  Chairman  of  The  International
                                       Shakespeare  Globe Centre  Ltd.;  Former
                                       Director   British   Gas   PLC;   Former
                                       Chairman  of  the   Managing   Board  of
                                       Unilever PLC;  Former Chairman of United
                                       Holdings  Ltd.;  Former  Chairman of The
                                       Advertising  Association;  Former member
                                       of  the  British   Chamber  of  Commerce
                                       (Citizen of the United Kingdom)

J.A.van Kemenade*......................Member  of  the  Supervisory   Board  of
  Dreef 3                              Koninklijke Ahold N.V.; Governor-General
  2012 HR Haarlem                      for    the    Dutch     Province     of
  The Netherlands                      North-Holland; Former   Minister     of
                                       Education   and  Science  of  the Dutch
                                       Government

A.J. Kranendonk*.......................Member  of  the  Supervisory  Board   of
  Nieuw Rapenburg 23                   Koninklijke Ahold N.V.; Former President
  8935 BG Leeuwarden                   of the  Management  Board  of  Friesland
  The Netherlands                      W.A.;  Chairman  of the  Association  of
                                       Dutch  Chambers of  Commerce;  Member of
                                       the    Supervisory    Board    of   S.C.
                                       Johnson--Benelux  S.A.;  Chairman of the
                                       Supervisory Board of Athlon N.V.; Member
                                       of   the   Supervisory   Board   of   De
                                       Nederlandse  Bank  N.V.;  Member  of the
                                       Supervisory Board of DHV B.V.; President of the Supervisory Board of Dokkumer
                                       Vlaggen  Centrale  B.V.;  Member  of the
                                       Supervisory Board of Meyn B.V.; Member of the Supervisory Board of Lankhorst
                                       B.V.

R.F. Meyer*............................Member  of  the  Supervisory   Board  of
  Harvard University                   Koninklijke  Ahold  N.V.;  Professor  of
  Morgan 311                           Business     Administration,     Harvard
  Cambridge MA                         Business   School;   Chairman   of  NEDD
  02163 USA                            (Citizen of USA)

C.H. van der Hoeven**..................President  of  Koninklijke  Ahold  N.V.;
                                       Member of the  Supervisory  Board of ABN
                                       AMRO Bank N.V.;  Director,  Chairman and
                                       Executive Vice President of Ahold U.S.A.
                                       Inc.

J.G. Andreae**.........................Executive  Vice-President of Koninklijke
                                       Ahold N.V.;  Former  President of Albert
                                       Heijn B.V.; President of the Supervisory
                                       Board of  S.V.M.;  Former  Member of the
                                       Supervisory   Board   of   KLM-catering;
                                       Co-chairman of ECR Europe; Co-chairman of ECR NL; Director and Executive Vice President of Ahold U.S.A. Inc.

A.M. Meurs**...........................Executive   Vice-President   &  CFO   of
                                       Koninklijke  Ahold  N.V.;  Director  and
                                       Vice-President    of   Ahold    Americas
                                       Holdings,     Inc.;     Former    Senior
                                       Vice-President  Business  Development of
                                       Koninklijke  Ahold N.V.;  Former  Senior
                                       Vice-President  of  Finance  Koninklijke
                                       Ahold  N.V.;  Former  Vice-President  of
                                       Finance  Koninklijke  Ahold N.V.; Member
                                       of the Supervisory Board of Van Den Boom
                                       Groep;  Member of the Supervisory  Board
                                       of  Van  der  Hoop  Effectenbank   N.V.;
                                       Director and Executive Vice President of
                                       Ahold U.S.A. Inc.

R. Zwartendijk**.......................Executive  Vice-President of Koninklijke
                                       Ahold  N.V.;  Director  of Ahold  U.S.A.
                                       Inc.;   President  of  Luis  Paez  S.A.;
                                       Former Member of the  Supervisory  Board
                                       of   Schuitema   N.V.;   Member  of  the
                                       Supervisory   Board  of   Numico   N.V.;
                                       President of the Supervisory Board of A.C. Holding N.V.

R.G.  Tobin............................Executive  Vice President of Koninklijke
                                       Ahold N.V.;  Director  and  President  of
                                       Ahold Americas Holdings,  Inc.;  Director
                                       and   President   of  Giant   Acquisition
                                       Corporation;  Former Chairman,  President
                                       and Chief Executive Officer of The Stop &
                                       Shop  Company   (Citizen  of  the  United
                                       States).

A.S. Noddle............................Executive  Vice President of Koninklijke
                                       Ahold  N.V.;  Vice-Chairman,   Director,
                                       President and Chief Executive Officer of
                                       Ahold U.S.A.,  Inc.;  President and Chief
                                       Executive  Officer  of Ahold USA  Support
                                       Services,   Inc.;   President  and  Chief
                                       Executive  Officer of Giant Food  Stores,
                                       Inc.  (Citizen  of the United  States)

A. Buitenhuis..........................Senior  Vice-President  of  Finance  and
                                       Fiscal  Affairs  of  Koninklijke   Ahold
                                       N.V.;  Senior  Vice-President  of Fiscal
                                       Affairs of Koninklijke Ahold N.V.

P.P.J. Butzelaar.......................Senior    Vice-President   and   General
                                       Counsel  of   Koninklijke   Ahold  N.V.;
                                       Director  and  Vice-President  of  Ahold
                                       Americas   Holdings,    Inc.;   Managing
                                       Director     of    the    Disco    Ahold
                                       International   Holdings  N.V.;   Former
                                       Corporate     Secretary    and    Senior
                                       Vice-President  and  General  Counsel of
                                       Koninklijke  Ahold  N.V.;  Member of the
                                       Supervisory Board of DCE Holding B.V.

H. Gobes...............................Senior  Vice-President of Communications
                                       of Koninklijke Ahold N.V.

L.A.P.A. Verhelst......................Senior  Vice-President of Administration
                                       of   Koninklijke   Ahold  N.V.;   Former
                                       President  of  Pays-Bas   Property  Fund
                                       N.V.;  Former  Member  of the  Executive
                                       Board of Koninklijke Bols Wessanen N.V.

M. J. Dorhout Mees.................... Senior    Vice-President   of   Business
                                       Development of  Koninklijke  Ahold N.V.;
                                       Former Senior  Vice-President of Sales &
                                       Services of Albert  Heijn  B.V.;  Former
                                       Deputy Director of Customer  Services of
                                       Albert Heijn B.V.

N.L.J. Berger..........................Corporate Secretary of Koninklijke Ahold
                                       N.V.;  Former Deputy General  Counsel of
                                       Koninklijke Ahold N.V.

A.J. Brouwer...........................Senior  Vice   President  of  Management
                                       Development    and    Organization    of
                                       Koninklijke   Ahold  N.V.;  Former  Vice
                                       President of Management  Development and
                                       Organization of Koninklijke Ahold N.V.

P.P.M. Ekelschot.......................Senior Vice  President of Internal Audit
                                       of Koninklijke  Ahold N.V.;  Former Vice
                                       President    of   Internal    Audit   of
                                       Koninklijke Ahold N.V.

2. DIRECTORS AND EXECUTIVE OFFICERS OF AHOLD AMERICAS HOLDINGS, INC.

     Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and each executive officer of Ahold Americas Holdings, Inc. The present principal address of Ahold Americas Holdings, Inc. and, unless otherwise indicated, the current business address for each of the following persons is Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands. Each person is, unless indicated below, a citizen of the United States.

NAME AND CURRENT                        PRESENT PRINCIPAL OCCUPATION OR
BUSINESS ADDRESS                        EMPLOYMENT; MATERIAL POSITIONS
                                        HELD DURING PAST FIVE YEARS

R.G. Tobin..............................Director and President of Ahold Americas
                                        Holdings, Inc.; Executive Vice President
                                        of Koninklijke Ahold N.V.;  Director and
                                        President    of    Giant     Acquisition
                                        Corporation; Former Chairman, President and Chief Executive Officer of The Stop & Shop Company.

E.J. Smith..............................Secretary   and   Treasurer   of   Ahold
                                        Americas  Holdings,  Inc.;  Secretary of
                                        Giant Acquisition Corporation; Secretary
                                        and Executive Vice  President-Finance of
                                        Ahold   U.S.A.,   Inc.;   Secretary  and
                                        Executive  Vice  President of Giant Food
                                        Stores, Inc.

3. DIRECTORS AND EXECUTIVE OFFICERS OF AHOLD U.S.A., INC.

     Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each member of the Board of Directors and each executive officer of Ahold U.S.A., Inc. The principal address of Ahold U.S.A., Inc. is One Atlanta Plaza, East Paces Ferry Road, Suite 2575, Atlanta, Georgia 30326. Unless indicated below, the current business address for each individual listed below is Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands, Telephone: 011-31-75-6599111. Each such person is, unless indicated below, a citizen of The Netherlands.

NAME AND CURRENT                        PRESENT PRINCIPAL OCCUPATION OR
BUSINESS ADDRESS                        EMPLOYMENT; MATERIAL POSITIONS HELD
                                        DURING PAST FIVE YEARS

A.S. Noddle.............................Vice-Chairman,  Director,  President and
                                        Chief Executive Officer of Ahold U.S.A.,
                                        Inc.;   Executive   Vice   President  of
                                        Koninklijke  Ahold N.V.;  President  and
                                        Chief  Executive  Officer  of Ahold  USA
                                        Support  Services,  Inc.;  President and
                                        Chief  Executive  Officer  of Giant Food
                                        Stores,  Inc.  (Citizen  of  the  United
                                        States)

C.H. van der Hoeven.....................Chairman,  Director and  Executive  Vice
                                        President   of   Ahold   U.S.A.,   Inc.;
                                        President  of  Koninklijke  Ahold  N.V.;
                                        Member of the  Supervisory  Board of ABN
                                        AMRO Bank N.V.

J.G. Andreae............................Director and Executive Vice President of
                                        Ahold    U.S.A.,     Inc.;     Executive
                                        Vice-President   of  Koninklijke   Ahold
                                        N.V.;  Former  President of Albert Heijn
                                        B.V.; President of the Supervisory Board
                                        of   S.V.M.;   Former   Member   of  the
                                        Supervisory   Board   of   KLM-catering;
                                        Co-chairman of ECR Europe; Co-chairman of ECR NL

A.M. Meurs..............................Director and Executive Vice President of
                                        Ahold    U.S.A.,     Inc.;     Executive
                                        Vice-President   &  CFO  of  Koninklijke
                                        Ahold N.V.;  Director and Vice-President
                                        of Ahold Americas Holdings, Inc.; Former
                                        Senior   Vice-President  of  Koninklijke
                                        Ahold N.V.; Former Senior Vice-President
                                        of  Finance   Koninklijke   Ahold  N.V.;
                                        Former    Vice-President    of   Finance
                                        Koninklijke  Ahold  N.V.;  Member of the
                                        Supervisory Board of Van Den Boom Groep;
                                        Member of the Supervisory Board of Van der Hoop Effectenbank N.V.

M.J. Collins, Jr........................Director and Executive  Vice President -
                                        Support  Service of Ahold U.S.A.,  Inc.;
                                        President and Chief Executive Officer of
                                        BI-LO,   Inc.  (Citizen  of  the  United
                                        States)

J.F. Harber.............................Executive   Vice   President   of  Ahold
                                        U.S.A., Inc.; Executive Vice President of Ahold USA Support Services, Inc. (Citizen of the United States)

G.W. Preston............................Executive   Vice   President   -   Human
                                        Resources   of   Ahold   U.S.A.,   Inc.;
                                        Executive   Vice   President   -   Human
                                        Resources of Ahold USA Support Services,
                                        Inc.;  Executive  Vice President - Human
                                        Resources of BI-LO, Inc. (Citizen of the
                                        United States)

E.S. Moerk..............................Director   of   Ahold   U.S.A.,    Inc.;
                                        Executive  Vice-President of Koninklijke
                                        Ahold  N.V.;  Member of the  Supervisory
                                        Board of Schuitema  N.V.;  Member of the
                                        Board  and   International   Council  of
                                        INSEAD;  Former  President  of  Campbell
                                        Biscuits   Europe;    Former   Corporate
                                        Vice-President  of Campbell Soup Company
                                        (Citizen of Norway)

E.J. Smith..............................Executive  Vice   President-Finance  and
                                        Secretary   of   Ahold   U.S.A.,   Inc.;
                                        Secretary   and   Treasurer   of   Ahold
                                        Americas  Holdings,  Inc.;  Secretary of
                                        Giant Acquisition Corporation; Secretary and Executive Vice Presdient of Giant Food Stores, Inc. (Citizen of the United States

B.A. Fields.............................Assistant  Secretary  of  Ahold  U.S.A.,
                                        Inc.


4.  DIRECTORS AND EXECUTIVE OFFICERS OF GIANT ACQUISITION CORPORATION

     Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each member of the Board of Directors and each executive officer of Giant Acquisition Corporation. The principal address of Giant Acquisition Corporation is Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands, Telephone:
011-31-75-6599111. Unless indicated below, the current business address for each individual listed below is Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands,
Telephone: 011-31-75-6599111. Each such person is, unless indicated below, a citizen of the United States.


NAME AND CURRENT                        PRESENT PRINCIPAL OCCUPATION OR
BUSINESS ADDRESS                        EMPLOYMENT; MATERIAL POSITIONS HELD
                                        DURING PAST FIVE YEARS

R.G. Tobin..............................Director   and    President   of   Giant
                                        Acquisition Corporation;  Executive Vice
                                        President  of  Koninklijke  Ahold  N.V.;
                                        Director and President of Ahold Americas
                                        Holdings,    Inc.;    Former   Chairman,
                                        President and Chief Executive Officer of
                                        The Stop & Shop Company.

E.J. Smith..............................Secretary    of    Giant     Acquisition
                                        Corporation;  Secretary and Treasurer of
                                        Ahold Americas Holdings, Inc.; Executive
                                        Vice  President-Finance and Secretary of
                                        Ahold   U.S.A.,   Inc.;   Secretary  and
                                        Executive  Vice  Presdient of Giant Food
                                        Stores, Inc.